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www.dechert.com
September 19, 2011
VIA EDGAR
Filing Desk
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn: Valerie Lithotomos

Re:	Laudus Trust Post-Effective Amendment No. 76 to Registration Statement on Form N-1A (File Nos. 033-21677 and 811-05547)
Dear Ms. Lithotomos:
This letter responds to comments that you provided to Evan Posner and Sumeera Younis of Dechert LLP in a telephonic discussion on September 8, 2011, with respect to Post-Effective Amendment (“PEA”) No. 73 to the Trust’s Registration Statement on Form N-1A, together with all Exhibits thereto (“Registration Statement”) under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 76 to the Registration Statement under the Investment Company Act of 1940, as amended (the “1940 Act”).
We have reproduced your comments below, followed by the Registrant’s responses.
1.	Comment: Please provide the numbers in the annual fund operating expenses table in the 485(b) filing. Please also provide a representation that for future 485(a) filings, the numbers in the annual fund operating expenses table will be complete upon submission to the SEC.

Response: The numbers in the annual fund operating expenses table will be provided in the 485(b) filing. Registrant notes that many other funds do not provide completed annual fund operating expenses tables in their 485(a) filings. Such information may not be finalized or ready for public disclosure at the time of the 485(a) filing. Registrant respectfully declines to make a representation that it will provide such information in future 485(a) filings.
US Austin Boston Charlotte Hartford Los Angeles New York Orange County Philadelphia Princeton San Francisco Silicon Valley Washington DC EUROPE Brussels Dublin London Luxembourg Moscow Munich Paris ASIA Beijing Hong Kong

2.	Comment: Consistent with SEC Staff’s guidance with regards to funds with “global” in their name, please disclose that the Laudus Mondrian Global Fixed Income Fund will invest 40% of its assets in foreign securities.

Response: The Registrant anticipates investing a substantial portion of its assets in a number of foreign countries; however, the Registrant is not aware of any publicly-expressed Staff position requiring at least 40% of a “global” fund’s assets be so invested.

The Registrant believes that the fund’s investment strategy, as described in the “Principal investment strategies” and “Investment strategies” sections of the prospectus[1] is consistent with the guidance provided in the adopting release for Rule 35d-1 under the 1940 Act, which states that investment companies using the term “global” in their names would be expected to “invest their assets in investments that are tied economically to a number of countries throughout the world.”[2]

We respectfully submit that the imposition of investment policies/restrictions of this nature, which are not mandated by the 1940 Act or existing rules thereunder, are appropriately administered through a formal notice and comment process whereby interested members of the industry and observers have the ability to provide meaningful input into the rulemaking process.[3]

Furthermore, the application of a particular quantified percentage test to a fund (i.e., 40%) would result in disparate treatment of the fund as compared to similar registered investment companies due to the fact that many other registered investment companies currently operate using the word “global” in their names under a standard that is more flexible or permissive than the one being proposed by the Staff here.

[1]	For example, the current disclosure provides that “[t]he fund is a global fund that invests in issuers located throughout the world, including in emerging countries. . . . The Fund will attempt to achieve its objective by investing in a broad range of fixed income securities, including debt obligations of governments, their agencies, instrumentalities or political subdivisions of developed and emerging countries and of companies located within such countries. . . . The fund may invest up to 40% of its net assets (determined at the time of purchase) in securities denominated in the currencies of emerging countries. . . . The fund may invest up to 50% of its net assets (determined at the time of purchase) in securities denominated in U.S. dollars.”

[2]	See, Investment Company Names, Rel. No IC-24828 (Jan. 17, 2001), at note 42.

[3]	See Section 35(d), which explicitly provides that “[t]he Commission is authorized, by rule, regulation, or order, to define such names or titles as are materially deceptive or misleading.”

For these reasons, the Registrant respectfully declines to make the proposed change.

3.	Comment: Please disclose the percentage of the Laudus Mondrian Global Fixed Income Fund’s assets that it contemplates investing in derivatives.

Response: We are not aware of any publicly-expressed Staff position requiring a fund to disclose the percentage of its assets that it anticipates investing in derivatives. The Registrant believes that the fund’s prospectus disclosure, which identifies the fund’s use of specific derivative instruments and the purposes of those instruments[4] as principal investment strategies of the fund is consistent with the requirements of Items 4 and 9 of Form N-1A5 and complies with the Staff’s observations contained in the letter from Barry D. Miller, Associate Director, Division of Investment Management, U.S. Securities and Exchange Commission, to Karrie McMillan, General Counsel, ICI (July 30, 2010). For these reasons, the Registrant respectfully declines to make the proposed change.

4.	Comment: Please describe what is meant by “actively” in the context of the statement “The fund may actively carry on hedging activities,” on page 2 of the prospectus under the heading “Principal investment strategies.”

Response: The term “actively” as used in the phrase “The fund may actively carry on hedging activities” is meant by the subadviser to express the idea that it is a conscious investment decision to hedge, not something that happens passively, and also the that the

[4]	For example, disclosure regarding derivatives in the “Principal investment strategies” section of the prospectus states that the fund “may utilize a wide range of derivative instruments, including options, futures contracts and related options, and forward foreign currency exchange contracts to hedge currency risks associated with its portfolio securities. The hedging may be in the form of cross hedging. . . . . The fund may also use derivatives as substitute for taking a position in the underlying asset.”

[5]	Item 4 of Form N-1A requires a fund to disclose its principal investment strategies, including the types of securities in which the fund will invest. Whether a particular strategy, including a strategy to invest in a particular type of security such as a derivative is a principal investment strategy depends on the strategy’s anticipated importance in achieving the fund’s investment objectives, and how investing in that type of instrument impacts the fund’s potential risks and returns. See, Instruction 2 to Item 9(b) of Form N-1A. In deciding whether investments in a particular type of security is a principal investment strategy, a fund should consider, among other things, “the amount of the Fund’s assets expected to be committed to the strategy, the amount of the Fund’s assets expected to be placed at risk by the strategy, and the likelihood of the Fund’s losing some or all of those assets from implementing the strategy.” Id. Neither Item 4 nor Item 9 requires disclosure regarding a particular percentage invested in derivatives.

subadviser may cause the fund to frequently engage and disengage in hedging transactions.
Comment on the Statement of Additional Information (“SAI”)
5.	Comment: Please state the purpose of the Proxy Paper Guidelines, which are attached as an Appendix to the Registrant’s SAI.

Response: The Proxy Paper Guidelines are attached as an Appendix to the Registrant’s SAI to comply with Item 17(f) of Form N-1A, which provides in relevant part that “unless the Fund invests exclusively in non-voting securities, describe the policies and procedures that the Fund uses to determine how to vote proxies relating to portfolio securities . . .”
General Comment
6.	Comment: Please include standard Tandy representation language.

Response: The Registrant agrees to make the following representations:
•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	The staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws.
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Should you have any questions or comments, please contact Catherine M. MacGregor of CSIM at 415.667.0650 or the undersigned at 860.524.3922.

Sincerely,

/s/ Evan S. Posner Evan S. Posner

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